

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2021

Randall C. Schatzman, Ph.D.
Chief Executive Officer
Bolt Biotherapeutics, Inc.
900 Chesapeake Drive
Redwood City, CA 94063

   Re: **Bolt Biotherapeutics, Inc.**
      Registration Statement on Form S-1
      Exhibit Nos. 10.20 – 10.23
      Field January 15, 2021
      File No. 333-252136

Dear Dr. Schatzman:

   We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

          Sincerely,

          Division of Corporation Finance